SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2009

Alto Palermo S.A. (APSA)

(Exact name of Registrant as specified in its charter)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Moreno N°877 22nd Floor (C1091AAQ)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F      T            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      T

ALTO PALERMO S.A. (APSA) (THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the summary of the letter dated August 31, 2009, filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores.

Buenos Aires, August 27, 2009

To the Directors of Alto Palermo S.A.

The Audit Committee of Alto Palermo S.A. hereby submits its action plan for fiscal year 2010, in compliance with the provisions of Decree 677/01. This plan contemplates the regulations contained in the Public Offering Transparency System of the Argentine Securities Commission (CNV) and the Securities and Exchange Commission (SEC), applicable to the company in its capacity as foreign issuer.

ALTO PALERMO S.A.’S AUDIT COMMITTEE’S ACTION PLAN – FISCAL YEAR 2010

Overview:

In order to discharge its duties, the Audit Committee shall hold periodical meetings and shall draft minutes recording all actions taken or resolved upon in each opportunity, which shall be transcribed to the Audit Committee book provided for such purpose.

If the Committee deems it suitable in view of the nature or urgency of the matter, it may call special meetings to deal with any specific matters.

The matters to be considered are the following:

a.	INDEPENDENT AUDITORS’ PERFORMANCE

•

The Audit Committee shall render an opinion on the proposal for appointment of independent auditors (concerning their reappointment or replacement) to be submitted by the Board of Directors to the Annual Shareholders’ Meeting, and shall further verify whether the independence standards required under the applicable laws in connection the proposed independent auditors are met.

•

The Audit Committee shall verify whether the regular and alternate certifying auditors have filed with the Argentine Securities Commission the affidavits required under Section 12 of Decree 677/01 giving notice of any criminal, administrative or professional sanctions imposed on them.

•	The Audit Committee shall require a written statement regarding the independence commitment and reference to the policies adopted in such regard by the proposed Auditing Firm.

•

The Audit Committee shall pre-approve the services to be rendered by the Independent Auditors, including audit and non-audit services, seeing that they fall within the scope of admitted services and overseeing that the independence standards are met.

The fees billed by the Independent Auditors will be reported upon filing the Financial Statements, broken down into audit and non-audit services.

•	The Audit Committee shall review the independent auditors’ work plan and shall propose any changes deemed suitable.

•

The Audit Committee shall schedule meetings to deal with the accounting information where it shall also verify the performance of the Independent Auditors’ plan and analyze recommendations to be proposed. The Audit Committee shall oversee the test tasks to be performed by the Independent Auditors for certifying compliance with the Sarbanes Oxley Act and shall take notice of any material and significant deficiencies detected.

•	The Audit Committee shall evaluate the Independent Auditors’ performance and shall render an opinion thereon at the time the annual Financial Statements are submitted.

b.	INTERNAL AUDITORS’ PERFORMANCE

•	Every year, the Audit Committee shall review the Internal Auditors’ action plan and the scope proposed for review thereof, being able to request changes according to the risk weightings made by it.

•

The Audit Committee shall call periodical meetings to follow up the Internal Audit plan, taking notice of any difficulties that may arise regarding its enforcement. The Audit Committee shall consider the reports resulting from each of the reviews made, the recommendations given by the Auditors in each opportunity and their degree of application by the affected areas leading to an improvement in the proceedings.

•	The Audit Committee shall render an opinion on the Internal Auditors’ performance in the Audit Committee’s Annual Management Report to be submitted together with the Annual Financial Statements.

c.	FINANCIAL INFORMATION – FUNCTIONING OF ADMINISTRATIVE – ACCOUNTING AND INTERNAL CONTROL SYSTEMS

•	The Audit Committee shall oversee the reliability of the financial information and any other information provided to the markets.

•

The Audit Committee shall supervise the functioning of the internal control systems and the administrative accounting system, based on the Internal and Independent Audit reviews dealt with in items a) and b) above and meetings held with different areas. The Audit Committee shall keep in contact with the CEO in order to deal with matters within its authority.

•

The Audit Committee shall also follow up all tasks required for certification under Section 404 of the Sarbanes Oxley law, with special attention given to curing any material or significant deficiencies that may be detected.

•	The Audit Committee will encourage the development of policies, regulations and procedures that ensure the generation of efficient operations and effective controls.

d.	RISK MANAGEMENT

•	The Audit Committee shall continue to supervise the implementation of risk management policies, focusing on the prevention of fraud, IT security, regulatory compliance and enforcement of the Code of Ethics. The work developed by the Risk and Processes Management for implementing control activities recommended by good risk management practices will be encouraged.

e.	REPORT OF IRREGULARITIES

•

Through the quarterly reports filed by the Ethics Committee, the Audit Committee shall take notice of reports or claims received through the channels provided for such purpose and the investigations made in each case and their subsequent resolution, thus enforcing the Company’s Code of Ethics.

•

The Audit Committee shall continue to manage the e-mail box opened for purposes of receiving reports related to accounting, control or audit issues, taking all actions required in order to investigate them.

f.	RELATED PARTIES’ TRANSACTIONS – CONFLICTS OF INTEREST

•

As concerns transactions between related parties involving significant amounts, the Audit Committee shall, whenever required by the Board of Directors or any of its members, give its opinion on whether the terms of any specific transaction could be reasonably deemed to be consistent with regular and customary market conditions for comparable transactions.

•	The Audit Committee shall issue a grounded opinion on, and shall disclose to the market, any transactions in connection with which there is or could be a potential conflict of interest in the Company.

g.	CONFLICTS OF INTEREST WITH MEMBERS OF THE CORPORATE BODIES OR CONTROLLING SHAREHOLDERS

•

The Audit Committee shall render a grounded opinion on, and shall disclose to the market, any transactions in connection with which there is or could be in the company a potential conflict of interest with the members of the corporate bodies or controlling shareholders.

h.	OPINION ON THE ISSUE OF SHARES – FEE PROPOSAL AND STOCK OPTION PLANS.

•

The Audit Committee shall render an opinion on the satisfaction of the legal requirements and the reasonableness of the conditions governing the issue of shares or convertible securities, in case of capital increases excluding or restricting pre-emptive subscription rights.

•

The Audit Committee shall render an opinion on the reasonableness of the fee proposals and option plans payable to the Directors and Managers made by the Board of Directors to the Shareholders’ Meeting.

i.	CODE OF CONDUCT (ETHICS)

•

The Audit Committee shall see to the continuous dissemination of the rules of conduct contained in the Company’s Code of Ethics. In addition, it shall enforce compliance with the code through the mechanism for reporting irregularities referred to in paragraph e) above.

j.	AUDIT COMMITTEE OPERATING MATTERS.

•	Committee’s Budget

The Audit Committee’s budget will be submitted to the Board of Directors for treatment and subsequently to the Shareholders’ Meeting for approval.

•	Audit Committee’s Annual Management Report.

Following the fiscal year-end and upon submitting the annual Financial Statements, the Committee shall issue an annual report on the duties performed, to be submitted to the Board of Directors.

•	Committee’s Training.

If deemed suitable and necessary, the members of the Audit Committee shall make the necessary arrangements for receiving training on matters within their competence and responsibilities.

Abraham Perelman	Enrique Antonini	Leonardo Fernández
Director	Director	Director

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

ALTO PALERMO S.A. (APSA)

By:	/S/ Saúl Zang
Name:	Saúl Zang
Title:	Responsible of Relationships with the markets

Dated: September 1, 2009.